[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

February 6, 2008

Via Edgar and Federal Express
Pamela A. Long Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-6010

Re:	China Architectural Engineering, Inc.
Pre-effective Amendment No. 2 to Registration Statement on Form S-1
Filed January 9, 2008
File No. 333-146851

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 3 on Form S-1/A (“Amendment No. 3”) to registration statement that was originally filed on Form S-1 on October 22, 2007, amended by Amendment No. 1 on Form S-1/A on November 29, 2007, and amended by Amendment No. 2 on Form S-1/A on January 9, 2008 (“Amendment No. 2”). We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 3.

Based upon the Staff’s review of the Amendment No. 2, the Commission issued a comment letter dated January 16, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Exhibit 5.1

1.
Comment: The statement in the fourth paragraph that counsel examined “the corporate action of the Company” for purposes of rendering its opinion is inconsistent with the statement in the fifth paragraph that counsel in rendering its opinion in paragraph 3 under sub-paragraph (b) relating to “the corporate action of the Company” relied without further investigation on the Fact Certificate and has not verified any of the assumptions. Additionally, as noted previously, it is inappropriate for counsel to include assumptions that are too broad, that assume away the issue, or that assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please revise.

Response: We respectfully note your comment and have omitted the referenced statement.

Exhibit 5.2

2.
Comment:  Refer to prior comment 6. We note the assumption made by counsel in subparagraph (f) that was subparagraph (i) earlier remains unchanged. As noted above, it is inappropriate for counsel to include assumptions that are too broad, that assume away the issue, or that assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please revise.

Response: We respectfully note your comment and have omitted the referenced assumption.

3.
Comment: We note the statement in section 4(a) under “Reservations” that counsel expresses no opinion as to fact or to any law other than English law “in force at, and as interpreted at, the date of this opinion.” Since the opinion must speak as of the date of the registration statement’s effectiveness, please revise. Alternatively, CAEI must file a new opinion immediately before the registration statement’s effectiveness.

Response: We respectfully note your comment and respectfully inform you that the referenced legal opinion will be filed on the date of effectiveness.

Exhibit 23.1

4.	Comment: File an updated consent of the independent public accountant in the next pre-effective amendment to the registration statement.

Response: We respectfully note your comment and an updated consent of the independent public accountant is attached to the registration statement as Exhibit 23.1.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.
Thomas J. Poletti, Esq.

cc: Luo Ken Yi, China Architectural Engineering, Inc.
      Edward M. Kelly, U.S. Securities and Exchange Commission